PARTNERS
JOHN ADEBIYI ♦
CHRISTOPHER W. BETTS
EDWARD H.P. LAM ♦*
G.S. PAUL MITCHARD QC ♦
CLIVE W. ROUGH ♦
JONATHAN B. STONE *
ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS
Z. JULIE GAO (CALIFORNIA)
GREGORY G.H. MIAO (NEW YORK)
ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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March 24, 2014

VIA EDGAR

Coy Garrison, Staff Attorney

Kristina Aberg Attorney-Advisor

Robert Telewicz, Senior Staff Accountant

Shannon Sobotka, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Leju Holdings Limited (CIK No. 0001596856)
Registration Statement on Form F-1 (Registration No.:  333-194505)
Response to the Staff’s Comments dated March 21, 2014

Dear Mr. Garrison, Ms. Aberg, Mr. Telewicz and Ms. Sobotka:

On behalf of our client, Leju Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 21, 2014. Concurrently with the submission of this letter, the Company is filing amendment No. 2 to its registration statement on Form F-1 (the “Amended Registration Statement”) and the related exhibits via EDGAR to the Commission.

Set forth below are the Company’s responses to the comments contained in the letter dated March 21, 2014 from the Staff. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

The Company respectfully advises the Staff that it plans to file another amendment to the registration statement on Form F-1 containing the preliminary prospectus with the estimated offering size and price range on or after April 2, 2014 and commence the road show for the proposed offering immediately thereafter.  The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*              *              *

General

1.                                      We note your auditor consent has been incorporated by reference. In your amended filing please include an updated auditor consent.

The Staff’s comment is noted and the auditor consent has been updated with the filing of the Amended Registration Statement.

Industry, page 100

Mobile usage and mobile e-commerce in China, page 104

2.                                      We note your revised quantitative industry data in this section. Please provide us with support for this revised data. The requested information should be filed as EDGAR correspondence or alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

In response to the Staff’s comment, the Company has provided in Annex A copies of the updated portions of industry reports supporting quantitative industry data updated in the Amended Registration Statement.

The Company confirms that Annex A will be filed as EDGAR correspondence as a part of this letter.

Business, page 106

Pioneer in China’s O2O real estate services industry, page 106

3.                                      We note your disclosure on page 106 that you launched your mobile e-commerce platform in March 2014. Please revise your disclosure to explain in more detail your mobile e-commerce platform. Additionally, please describe how your mobile e-commerce platform relates to your strategic relationship with Weixin and your existing mobile applications.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 110 of the Amended Registration Statement.

Description of American Depositary Shares, page 154

Representations and Warranties, page 157

4.                                      We note that your new disclosure in this section appears to be more appropriate for an agreement between you and your current selling shareholders, or for the opinion of counsel. Please remove this disclosure or revise it from the perspective of an ADS holder.

In response to the Staff’s comment, the Company has removed the referenced disclosure from the Amended Registration Statement.

Voting Rights, page 158

5.                                      Please reconcile your disclosure on page 158 that the depositary will only vote or attempt to vote as you instruct, with your disclosure that the depositary may give a discretionary proxy, in the risk factor entitled “[t]he depositary for our ADSs will give us a discretionary proxy…” on page 52.

In response to the Staff’s comment, the Company has removed the referenced disclosure from the “Risk Factors” section of the Amended Registration Statement.

Taxation, page 169

6.                                      Please revise your disclosure here to indicate whether any of the statements regarding tax matters made in this section represent the opinion of counsel. For example, please tell us what consideration was given to including a tax opinion from PRC counsel, opining on whether you are a PRC resident enterprise for PRC tax purposes. Refer to Item 601(b)(8) of Regulation S-K.

In response to the Staff’s comment, the introductory section to the tax section has been updated to include that the PRC tax section represents the opinion of PRC counsel. In addition, Fangda Partners, the Company’s PRC legal counsel, has included the opinion regarding PRC tax matters in its revised opinion filed as Exhibit 99.2 to the Amended Registration Statement.

*              *              *

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Yinyu He, Chief Executive Officer, Leju Holdings Limited
Min Chen, Chief Financial Officer, Leju Holdings Limited
Lawrence Jin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
David Roberts, Partner, O’Melveny & Myers LLP
Ke Geng, Partner, O’Melveny & Myers LLP

Annex A

(In response to the Staff’s Comment 2)

Disclosure	STATEMENT IN FORM F-1	SUPPORTING DOCUMENTS	PAGE NO. IN FORM F-1
1.	The table of “Total online retail GMV in China (in billions of RMB)”, of which the 2012 data was updated.	Please see Supporting Document 1. Sources are from the updated iResearch Report (January 2014).	102

2.	The statement that “According to iResearch, the number of mobile internet users in China is expected to grow to 722.8 million as of December 31, 2016 from 500.1 million as of December 31, 2013, representing a CAGR of 13.1%”, of which the 2013 data was updated. The table of “Mobile Internet population in China (million)” and “Mobile Internet penetration in China (as % of total Internet users)”, of which the 2013 data was updated.	Please see Supporting Document 2. Sources are from the iResearch, which incorporated the data originally from CNNIC (December 2013).	103

3.	The statement that “According to eMarketer, as of December 31, 2013, China had approximately 446.8 million smartphone users, representing 43.0% of total mobile phone users globally. It is estimated that the smartphone penetration rate will increase to 50.0% in 2017, according to eMarketer”, of which the 2013-2017 data was updated.	Please see Supporting Document 3. Sources are from the updated eMarket Report (December 2013).	103

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Disclosure	STATEMENT IN FORM F-1	SUPPORTING DOCUMENTS	PAGE NO. IN FORM F-1
The table of “Smartphone population in China (million)” and “Smartphone penetration in China (as % of total mobile phone users”, of which the 2012-2017 data was updated.

4.

The statement that “According to iResearch, mobile e-commerce gross merchandise value, or GMV, in China grew to $10.2 billion in 2012, and is expected to reach $115.2 billion in 2016, representing a CAGR of 83.3% from 2012”, of which the 2012-2016 data was updated.

The table of “Mobile e-commerce GMV in China (in billions of $)”, of which the 2011-2016 data was updated.

		Please see Supporting Document 4. Sources are from the iResearch Annual Data Release for E-Commerce (2013).	103, 104

5.

The statement that “While, according to IDC, mobile app and software download revenues in China has reached $615.0 million in 2012 from $94.0 million in 2010, and is expected to grow to approximately $4.7 billion in 2017”, of which the 2017 data was updated.

The table of “Spending on mobile app and software download in China (in millions of $)”, of which the 2017 data was updated.

		Please see Supporting Document 5. Sources are from IDC (July 2013).	103, 104

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